SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No....) ........................................
(Name of Issuer)
Scholastic Corp.
(Title of Class of Securities)
.......Common
......................................
(CUSIP Number)
.....807066105
..........................................
(Date of Event Which Requires Filing of
this statement)
September 26, 2011
Check the appropriate box to designate the

Rule pursuant to which this Schedule is filed:
[ X] Rule 13d-1(b)

[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be
"filed" for the purpose of Section 18 of the Securities
 Exchange Act of 1934 ("Act") or
otherwise subject to the liabilities of that section of the
 Act but shall be subject to all
other provisions of the Act (however, see the
 Notes).
CUSIP No. 807066105
(1)Names of reporting persons. I.R.S.
 Identification Nos. of above
 persons (entities only)

Sparinvest Fondsmaeglerselskab A/S

(2) Check the appropriate box if a member of a group (see instructions)
(a)
(b)
(3) SEC use only
(4) Citizenship or place of organization
Denmark
Number of shares beneficially owned by each reporting

 person with:
(5)Sole voting power  1.461.152
(6)Shared voting power
(7)Sole dispositive power
(8)Shared dispositive power

(9)Aggregate amount beneficially owned
by each reporting person
1.461.152
(10)Check if the aggregate amount in Row
 (9) excludes certain
shares (see instructions)
(11)Percent of class represented by amount
 in Row 9
  4.96%
(12)Type of reporting person (see instructions)

IA


Item 1.
Item 1(a) Name of issuer:
Scholastic Corp.

Item 1(b) Address of issuer's principal executive offices:
557 Broadway, New York, NY 10012, USA

Item 2.
2(a) Name of person filing: Sparinvest Fondsmaeglerselskab A/S
 2(b) Address or principal business office or,
 if none, residence:
This address of the principal business office of Sparinvest Fondsmaeglerskab A/S is Kingosvej 1, 2630 Taastrup, Denmark
2(c) Citizenship: Denmark
2(d) Title of class of securities: Common
2(e) CUSIP No.:  807066105
Item 3.
If this statement is filed pursuant to Rules 13d-1(b),
 or 13d-2(b) or (c), check whether
the person filing is a:
[x] An investment adviser in accordance with Rule 13d1
(b)(1)(ii)(E);
Item 4. Ownership
Amount beneficially owned: 1.461.152
Percent of class: 4.96%
Number of shares as to which such person has:

Sole power to vote or to direct the vote:
1.461.152
Shared power to vote or to direct the vote:

Sole power to dispose or to direct the disposition of shared power to dispose or to direct the disposition of:

Instruction. For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).
Item 5.
Ownership of 5 Percent or Less of a Class. If this
 statement is being filed to report the
fact that as of the date hereof the reporting person
 has ceased to be the beneficial owner
of more than 5 percent of the class of securities,
 check the following [  X ].
Instruction. Dissolution of a group requires a response
 to this item.
Item 6. Ownership of More than 5 Percent on Behalf of
 Another Person
If any other person is known to have the right to receive
 or the power to direct the
receipt of dividends from, or the proceeds from the sale
 of, such securities, a statement
to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the
shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not
required.
N/A
Item 7. Identification and Classification of the Subsidiary
 Which Acquired the Security
Being Reported on by the Parent Holding Company or Control
Person.
If a parent holding company or control person has filed this schedule pursuant to Rule
13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach
 an exhibit stating the identity
and the Item 3 classification of the relevant subsidiary.
If a parent holding company or
control person has filed this schedule pursuant to Rule
13d1(c) or Rule 13d-1(d), attach
an exhibit stating the identification of the relevant subsidiary.
N/A
Item 8. Identification and Classification of Members of the Group
If a group has filed this schedule pursuant to Rule 13d1(b)
(ii)(J), so indicate under Item
3(j) and attach an exhibit stating the identity and Item 3
 classification of each member of
the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.
N/A
Item 9. Notice of Dissolution of Group
Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual
capacity. See Item 5.
N/A
Item 10. Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities
 and
were not acquired and are not
held in connection with or as a participant in any transaction having that purpose or effect.
Signature
After reasonable inquiry and to the best of my knowledge
 and belief, I certify that the
information set forth in this statement is true, complete and correct.
Dated: September 28, 2011
Signature: Michael Albertslund
Name/Title: Sparinvest Fondsmaeglerselskab A/S